Q4	/	2015	/	FOURTH QUARTER
MARINE HARVEST GROUP

•
Operational EBIT of NOK 837 million
•
Strong demand in Europe and Asia. Improving market conditions in Americas
•
Another record-breaking quarter for Feed on volume and operational EBIT
•
Successful issuance of EUR 340 million convertible bond
•
Quarterly dividend of NOK 1.40 per share

© Marine Harvest Group	1

Q4|2015

HIGHLIGHTS - FOURTH QUARTER 2015

•	Strong demand in Europe and Asia.

•	Challenging, but improving market conditions in Americas.

•	Another record-breaking quarter for Feed on volume, and operational EBIT at all-time high.

•	Increased production costs in all regions.

•	Marine Harvest to evaluate expanding business activity into service vessels.

•	New feed factory in Scotland approved by the Board of Directors.

•	Restructuring plan of Marine Harvest Scotland Farming initiated.

•	Harvest volume slightly below guidance.

•	Ownership limitations for Farming licenses in Norway formally removed.

•	Consumer Products down year over year due to higher than expected start-up costs at the Rosyth plant in Scotland. Positive development in Morpol and Kritsen.

•	Net cash flow per share of NOK -1.00 and underlying earnings per share (EPS) of NOK 1.27.

•	Return on capital employed (ROCE) 13.1%.

•	Net interest-bearing debt (NIBD) of NOK 9 592 million, after negative currency effects of NOK 156 million.

•	Convertible bond of EUR 340 million issuance in November, with an annual coupon of 0.125% and a conversion premium of 35%.

•	A quarterly dividend of NOK 1.40 per share will be paid out to the shareholders as a repayment of paid in capital.

Main figures	Q4. 15	Q4. 14	2015	2014
Unaudited NOK million
Operational revenue	8 060	6 863	27 959	25 496

Operational EBITDA 1)	1 162	1 300	4 359	5 221
Operational EBIT 1)	837	1 032	3 107	4 254

EBIT	1 778	1 426	3 093	3 633
Net financial items	-418	-1 052	-853	-2 147
Profit or loss for the period	830	110	1 418	940

Cash flow from operations	233	534	2 090	3 944

Total assets	40 260	36 974	40 260	36 974
NIBD	9 592	9 268	9 592	9 268

EPS (NOK)	1.84	0.27	3.21	2.28
Underlying EPS (NOK) 2)	1.27	1.69	4.70	7.01
Net cash flow per share (NOK) 3)	-1.00	-0.46	0.13	6.65
Dividend declared and paid per share	1.40	1.10	5.20	8.30

ROCE 4)	13.1%	20.0%	12.6%	20.2%
Equity ratio	45.2%	39.8%	45.2%	39.8%

Harvest volume salmon gutted weight tonnes (GWT)	110 551	105 122	420 148	418 873

Operational EBIT per kg (NOK) - Total 5)	7.57	9.81	7.39	10.16

Norway	12.14	12.59	11.26	11.81
Scotland	-2.10	-3.42	3.16	9.62
Canada	3.32	3.69	3.00	9.40
Chile	-12.28	0.35	-7.46	4.70

1)
Excluding change in unrealized margin, change in unrealized gains/losses from salmon derivatives, net fair value adjustment on biomass, onerous contract provisions, restructuring costs, income from associated companies, impairment losses of fixed assets/intangibles and other non-operational items.

2)	Underlying EPS: Operational EBIT adjusted for accrued interest payable, with estimated weighted tax rate - per share.

3)	Net cash flow per share: Cash flow from operations and investments, net financial items paid and realized currency effects - per share.

4)
ROCE: Annualized return on average capital employed based on EBIT excluding net fair value adjustment on biomass, onerous contract provisions and other non-operational items / Average NIBD + Equity, excluding net fair value adjustment on biomass, onerous contract provisions and net assets held for sale, unless there are material transactions in the period.

5)	Operational EBIT per kg including allocated margin from Sales and Marketing (from own salmon).

© Marine Harvest Group	2

Q4|2015

PROFIT - FINANCIAL RESULTS IN THE QUARTER
The Group’s profit hinge on its ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost effectively and in an environmentally sustainable way that maintains a good aquatic environment and respects the needs of the wider society.

(Figures in parenthesis refer to the same quarter in 2014.)

(NOK million)	Q4. 15	Q4. 14
Operational EBIT	837	1 032
Change in unrealized margin	-13	-56
Change in unrealized salmon derivatives	-58	36
Net fair value adjustment on biomass	1 022	513
Onerous contract provisions	-76	-126
Restructuring costs	0	-3
Income from associated companies	99	55
Impairment losses of fixed assets	-33	-25
EBIT	1 778	1 426
Operational EBIT amounted to NOK 837 million in the quarter (NOK 1 032 million). The contribution from Feed was NOK 74 million (NOK 61 million), and from Farming NOK 497 million (NOK 697 million). Sales and Marketing contributed with NOK 139 million (NOK 154 million) from Markets and NOK 89 million (NOK 117 million) from Consumer Products.

Operational EBIT in the period was affected by exceptional items in the amount of NOK 311 million (NOK 199 million), which relates to lice mitigation costs and incident based mortality. Refer to Note 6 to the interim financial statements for further details.

Earnings before financial items and taxes EBIT was NOK 1 778 million (NOK 1 426 million), after a net increase in fair value on biological assets of NOK 1 022 million, due to higher prices and increase in biomass in sea.

Financial items

(NOK million)	Q4. 15	Q4. 14
Interest expenses	-105	-146
Net currency effects	43	-393
Other financial items	-356	-514
Net financial items	-418	-1 052
Other financial items include increase in fair value of conversion liability component of the convertible bond of NOK -404 million and a positive change in fair value of other financial instruments of NOK 46 million.

© Marine Harvest Group	3

Q4|2015

Cash flow and NIBD

(NOK million)	Q4. 15	Q4. 14
NIBD beginning of period	-8 742	-7 230
Operational EBITDA	1 162	1 300
Change in working capital	-722	-623
Taxes paid	-106	-87
Other adjustments	-102	-55
Cash flow from operations	233	534
Net Capex	-554	-438
Other investments	-160	-727
Cash flow to investments	-714	-1 165
Net interest and financial items paid	-108	-150
Other items	525	58
Dividend / return of paid in capital	-630	-471
Translation effect on interest-bearing debt	-156	-845
NIBD end of period	-9 592	-9 268

Cash flow from operations amounted to NOK 233 million (NOK 534 million), after a seasonal build-up of working capital.

Net Capex was NOK 554 million (NOK 438 million), including net investments of NOK 165 million in Norway (NOK 106 million). In the fourth quarter of 2014 the investments in Fish Feed amounted to NOK 71 million. Other investments includes a payment of NOK 152 million for the remaining licenses in Acuinova (Chile). In 2014 other investments included a payment of NOK 756 million for acquisition of assets in Acuinova.

In November a convertible bond of EUR 340 million was issued. The fair value of the conversion liability component of NOK 484 million is classified as non-current interest-free liabilities.

Quarterly dividend of NOK 630 million was distributed as repayment of paid in capital. NIBD increased with NOK 156 million during the quarter due to the weakening of the NOK.

Following business expansion and higher harvest volumes the Board of Directors has revised the long-term NIBD target from EUR 950 million to EUR 1 050 million.

GUIDING PRINCIPLE	AMBITION	ACHIEVEMENT
Profitability	ROCE of at least 12% over a cycle (4-5 years)	Q4	13.1%
		YTD	12.6%
Solidity	NIBD target:	December 31, 2015
	EUR 1 050 million	EUR 1 000 million
	Farming NIBD / kg EUR 1.8	Farming NIBD / kg EUR 1.7

© Marine Harvest Group	4

Q4|2015

PROFIT - OPERATIONAL PERFORMANCE AND ANALYTICAL DATA

	Feed		Farming		Sales and Marketing				Other		Group 1)
					Markets		Consumer Products
NOK million	Q4. 15	Q4. 14	Q4. 15	Q4. 14	Q4. 15	Q4. 14	Q4. 15	Q4. 14	Q4. 15	Q4. 14	Q4. 15	Q4. 14
External revenue	25	-9	224	205	4 487	3 892	3 309	2 761	16	12	8 060	6 863
Internal revenue	922	661	4 469	3 824	1 141	886	99	101	125	93	0	0
Operational revenue	946	652	4 693	4 029	5 628	4 778	3 408	2 863	141	106	8 060	6 863
Operational EBIT	74	61	497	697	139	154	89	117	38	1	837	1 032
Change in unrealized margin	0	0	0	0	0	0	0	0	0	0	-13	-56
Change in unrealized salmon derivatives	0	0	-36	0	-7	0	36	0	-51	36	-58	36
Net fair value adjustment on biomass, onerous contract provisions	0	0	1 059	386	0	0	0	0	-113	1	946	387
Restructuring costs	0	0	0	-2	0	-1	0	0	0	0	0	-3
Income from associated companies	0	0	99	55	0	0	0	0	0	0	99	55
Impairment losses of fixed assets	0	0	-10	-7	0	-1	-14	-17	-9	0	-33	-25
EBIT	74	61	1 610	1 129	133	152	110	100	-136	39	1 778	1 426
Operational EBIT %	7.8%	9.3%	10.6%	17.3%	2.5%	3.2%	2.6%	4.1%	na	na	10.4%	15.0%
1) Group adjusted for eliminations.

Marine Harvest follows the overall value creation of the operations based on the salmon’s source of origin. For this reason Operational EBIT related to own salmon in Markets and Consumer Products is allocated back to country of origin. The table below and upcoming performance review provide information along this line.

Other units reported Operational EBIT of NOK 38 million in the quarter (NOK 1 million). The currency effects of foreign currency contract sales towards NOK is recognized as income/cost of NOK 90 million in Marine Harvest ASA and Marine Harvest Norway respectively (NOK 51 million).

	SOURCES OF ORIGIN						Other 1)	Group
NOK million	Norway	Scotland	Canada	Chile	Ireland	Faroes

OPERATIONAL EBIT
Farming	602	19	26	-186	-2	39		497

Sales and Marketing
Markets	84	30	5	5	0	8	7	139
Consumer Products	123	-78	0	0	2	0	41	89
Subtotal	809	-30	31	-181	1	47	48	725

Feed							74	74
Other entities 2)							38	38

Total	809	-30	31	-181	1	47	160	837

Harvest volume (GWT, salmon)	66 638	14 095	9 383	14 750	2 761	2 923		110 551

Operational EBIT per kg (NOK) 3)	12.14	-2.10	3.32	-12.28	0.22	16.06		7.57
- of which Markets	1.26	2.10	0.54	0.35	0.10	2.87		1.26
- of which Consumer Products	1.85	-5.53	0.00	0.00	0.85	0.00		0.80

ANALYTICAL DATA
Price achievement/reference price (%) 4)	100%	110%	98%	103%	na	105%		102%
Contract share(%)	50%	57%	0%	10%	78%	0%		41%
Quality - superior share (%)	95%	93%	90%	90%	87%	90%		93%
Exceptional items incl in Operational EBIT	-231	-47	-5	-12	-15	0		-311
Exceptional items per kg (NOK)	-3.47	-3.34	-0.51	-0.83	-5.55	0.00		-2.81

GUIDANCE
Q1 2016 harvest volume (GWT)	54 000	12 000	11 000	14 000	1 000	1 000		93 000
2016 harvest volume (GWT)	265 000	56 000	42 000	52 000	10 000	11 000		436 000
Q1 2016 contract share (%)	56%	50%	0%	12%	0%	0%		41%

1)	Operational EBIT arising from non salmon species and 3rd party salmon not allocated to source of origin

2)	Sterling White Halibut, Headquarter and Holding companies

3)	Including Sterling White Halibut, Feed, Headquarter and Holding companies

4)	Sales and Marketing Price achievement

© Marine Harvest Group	5

Q4|2015

MARKET OVERVIEW

Industry
The demand was strong in Europe and Asia in the fourth quarter. Combined with a modest supply growth, prices increased in Europe in the fourth quarter. In the US, however, prices were weak as a result of a relatively high supply growth and an increase of European salmon into the American market.

Global harvest of Atlantic salmon amounted to 582 700 tons in the fourth quarter, an increase of approximately 7% compared to the same quarter in 2014. This was higher than expected driven by more volumes from Norway and Chile.

Supply	Q4. 15	Change vs	12 month	Q3. 2015
	Tons GW	Q4. 14	change	Tons GW
Norway	309 900	3.1%	2.9%	273 870
Scotland	43 600	19.8%	-0.1%	44 370
Faroe Islands	22 500	-1.7%	-7.0%	16 650
Ireland	4 100	24.2%	27.0%	4 140
Total Europe	380 100	4.6%	2.2%	339 030
Chile	151 700	9.8%	1.4%	128 070
North America	36 300	15.2%	27.4%	35 010
Total Americas	188 000	10.8%	5.9%	163 080
Australia	10 800	20.0%	12.8%	9 450
Other	3 800	-20.8%	-0.6%	3 870
Total	582 700	6.6%	3.5%	515 430

Volumes from Norway increased by 3% compared to the fourth quarter of 2014. This was higher than expected mainly as a result of challenging biological conditions which forced many farmers to harvest early. More individuals than expected have been harvested at low harvest weights which in turn have reduced the growth potential going forward.

Scottish volumes increased by 20% compared to the same period last year as the industry is recovering volume wise from low harvesting in the fourth quarter of 2014. Volumes declined by 2% from the Faroe Islands in the quarter compared to the same quarter in 2014. In 2016 Marine Harvest will contribute to volume growth in this region.

Volumes from Chile increased by 10% compared to the fourth quarter of 2014. This was higher than expected and driven to a large extent by challenging biological conditions. This has led many industry players to harvest more individuals at lower average harvest weights.

In North America the strong volume growth of 15% was in line with expectations as volumes from Canada recovered from low levels in 2014.

Reference prices	Q4. 15	Change vs	Q4. 15	Change vs
	NOK	Q4. 14	Market	Q4. 14
Norway 1)	45.16	15.3%	EUR 4.83	6.2%
Chile 2)	27.25	3.1%	USD 3.19	-16.8%
Chile, GWE 3)	28.60	-3.1%	USD 3.35	-21.7%
North America 4)	19.98	11.0%	USD 2.34	-10.4%
North America GWE 3)	38.67	8.1%	USD 4.53	-12.7%

1)	NASDAQ average superior GWE/kg (gutted weight equivalent)

2)	Urner Barry average D trim 3-4 lbs FOB Miami

3)	Reference price converted back-to-plant equivalent in GWE/kg

4)	Urner Barry average GWE 10-12 lbs FOB Seattle

The year-over-year impact of significant currency fluctuations continued in the period. In the market currency, EUR, prices in Europe increased by 6% compared to the fourth quarter of 2014. Salmon prices dropped by 17% in Miami and 10% in Seattle in USD terms. The weakening of the NOK caused prices to develop significantly stronger in Marine Harvest’s reporting currency.

© Marine Harvest Group	6

Q4|2015

Market	Q4. 15	Change vs	12 month
distribution	Tons GW	Q4. 14	change
EU	276 800	6.5%	7.4%
Russia	24 900	-33.2%	-26.7%
Other Europe	22 500	-5.5%	-0.2%
Total Europe	324 200	1.0%	2.9%
US	96 200	16.7%	14.2%
Brazil	25 100	4.6%	10.1%
Other Americas	30 600	1.0%	-0.8%
Total Americas	151 900	11.1%	10.4%
China/Hong Kong	19 900	9.9%	-2.2%
Japan	17 900	13.3%	-5.1%
South Korea / Taiwan	11 400	0.9%	25.1%
Other Asia	19 100	4.9%	-1.1%
Total Asia	68 300	7.7%	1.7%
All other markets	25 600	11.8%	-2.3%
Total	570 000	4.8%	4.5%

Global consumption grew 5% in the fourth quarter compared with the same period in 2014.

Consumption in the EU grew by 7% in the quarter. The EU market demonstrated good demand growth across several countries, including in Southern Europe, Germany and UK. France is still a challenging market, but we see slight improvements. As a result of trade sanctions, consumption in Russia declined by 33% compared to the fourth quarter of 2014, however comparison figures in 2016 will be significantly less challenging. The Russian market which used to source its salmon fresh from Europe is now supplied mostly by frozen Chilean salmon.

High supply from Chile, Canada and Europe led to strong consumption growth in the US market albeit on low prices. However, prices increased significantly towards year-end and further into 2016. A 17% decline in smolt stocking in Chile in the last four months of 2015 is expected to contribute to further market recovery in the Americas. Impressive consumption growth in Brazil continues despite a 51% depreciation of the Brazilian Real versus USD.

Consumption in the Asian market increased only modestly in the fourth quarter due to shortage of large-sized salmon and trade barriers in the important Chinese market.

Source: Kontali and Marine Harvest

© Marine Harvest Group	7

Q4|2015

Marine Harvest
Geographic market presence
Total salmon revenues in the fourth quarter were distributed as indicated in the graph below. Europe is by far the largest market for Marine Harvest’s salmon with 73% of the total revenues (73%). Strong demand in Germany, UK and Southern Europe drives consumption in Europe for the time being. As a result of the ban on import of salmon from most European production countries, our sales to Russia originate from the Faroe Islands, where we resumed harvesting in the fourth quarter after three quarters without harvest.
Sales by product
The Group’s main specie is Atlantic salmon. The sales revenue distribution across products was as follows in the fourth quarter:
Fresh whole salmon, represented 40% of total sales revenues (42%), while fresh smoked salmon and fresh and frozen elaborated salmon combined accounted for 49% (49%). The fourth quarter is the peak demand period for our smoked and elaborated products, which is the reason for the reduced whole fish share.

Branding and product development efforts
In the fourth quarter we continued our effort to further develop existing brands. Our premium brand, Mowi, continued the positive development in the Asian market, with volume growth of 11% compared to the third quarter of 2015 and 74% compared to the fourth quarter of 2014. We also continued our efforts to grow Rebel Fish in the fourth quarter, focusing on brand awareness through demonstrations at health and fitness expos. We have recently completed a makeover of the packaging for release in 2016.

During the quarter we started full scale production of elaborated products to a major UK retailer from our site in Rosyth. We are also in the process of completing the upgrade of our plant in Ustka, Poland to streamline the operation and improve production efficiency.

© Marine Harvest Group	8

Q4|2015

Price achievement
Supply growth contributed to low prices in North America in the fourth quarter, while prices in the European market were significantly higher than in the fourth quarter of 2014. Sales in the fourth quarter of 2014 were partly affected by the market disruptions caused by the Russian ban on salmon of Norwegian and Scottish origin starting in August 2014. Our contract contribution was negative in the fourth quarter of 2015 compared to positive in the fourth quarter of 2014. Our contract share based on harvested volume was 41% in the fourth quarter. The superior share of our harvested salmon was 93%, a slight increase compared to the fourth quarter of 2014 (92%).
* Price achievement to the five farming units, Norway, Scotland, Canada, Chile and Faroes.

The combined global price achieved was 2% above the reference price in the period. In the fourth quarter of 2014, the global price achieved was 4% above the reference price. The reduction is due to a less favorable contract portfolio than in the fourth quarter of 2014. The contract shares ranged from 0% for Canadian salmon to 57% for Scottish salmon.

Markets
Q4 2015	Norwegian	Scottish	Canadian	Chilean
Contract share	50%	57%	0%	10%
Quality - superior share	95%	93%	90%	90%
Price achievement	100%	110%	98%	103%
The average price achievement is measured vs reference prices in all markets (NASDAQ for Norwegian and Faroese, derived NASDAQ (NASDAQ + NOK 3.47) for Scottish salmon, and Urner Barry for Chilean and Canadian salmon). The ambition over time is to exceed the relevant reference price in all markets. The price achievement in the period was at or above the reference price for salmon of all origins except Canadian.

© Marine Harvest Group	9

Q4|2015

PROFIT - OPERATIONAL PERFORMANCE
Salmon of Norwegian origin

NOK million	Q4 2015	Q4 2014

Operational EBIT	809	881

Harvest volume (GWT)	66 638	69 941

Operational EBIT per kg (NOK)	12.14	12.59
- of which Markets	1.26	0.91
- of which Consumer Products	1.85	1.21

Exceptional items incl in op. EBIT	-231	-123
Exceptional items per kg (NOK)	-3.47	-1.76

Price achievement/reference price	100%	101%
Contract share	50%	47%
Superior share	95%	93%

Operational EBIT per kg
Operational EBIT amounted to NOK 809 million (NOK 881 million) in the fourth quarter, which was NOK 12.14 per kg (NOK 12.59). The profitability in the four Norwegian regions showed significant variation in the fourth quarter with NOK 11.69 separating the best performing region (Region West) from the lowest performing region (Region Mid) due to high biological costs, low average harvest weight and low harvest volume in Region Mid. Spot prices in the fourth quarter were higher than in the corresponding period in 2014. Significant cost increase driven by lower average weight (especially in region Mid), higher feed and lice mitigation costs offset the positive reference price effect. Exceptional items related to mortality and lice mitigation amounted to NOK 231 million in the fourth quarter.

Price and volume development
The reference price for Salmon of Norwegian origin increased both compared to the third quarter of 2015 (11%) and the fourth quarter of 2014 (15%) due to contained supply growth and the continued weakening of the NOK. The average reference price in the fourth quarter was NOK 45.16 per kg compared to NOK 39.16 per kg in the fourth quarter of 2014. The volume available for harvest was lower than in the fourth quarter of 2014 due to less favorable sea water temperatures during the summer combined with production losses due to lice treatment (lost growth and mortality). Marine Harvest had a contract share of 50% for salmon of Norwegian origin in the fourth quarter (47%), and as much as 73% in December.The overall price achieved was equal to the reference price in the quarter (1% above) due to increased contribution from Markets and Consumer Products which was offset by negative spot sales and contract contribution. The superior share was 95% (93%).

Harvested volume in the fourth quarter was 66 638 tonnes gutted weight (69 941 tonnes gutted weight).

© Marine Harvest Group	10

Q4|2015

Costs and operations
The biological cost of harvested fish increased by 23% compared to the fourth quarter of 2014. The cost of feed per kg harvested salmon was up by 13% compared to the corresponding quarter in 2014 as a result of increase in the price of feed (mainly driven by currency effects) and higher feed conversion rates. Feed prices increased in the fourth quarter and prices are expected to remain high in the first quarter of 2016 due to the low stock of Anchovies along the coast of Peru reducing the supply of fish meal and fish oil at least until the second quarter of 2016.

As in previous periods, sea lice mitigation costs have been high for the harvested generation. Sea lice remains the main concern for our Norwegian operations and the number of treatments carried out in the period was high. The health cost per kg salmon harvested in the fourth quarter of 2015 was more than twice as high as the cost in the corresponding quarter in 2014. The estimated exceptional cost related to sea lice mitigation and losses amounted to NOK 224 million (NOK 117 million) in the fourth quarter of 2015. Per kg harvested, exceptional sea lice mitigation costs amounted to NOK 3.36 (NOK 1.67) in the quarter.

Non-seawater costs increased by 8% compared to the fourth quarter in 2014, due to increased cost of mortality and lower volume (negative scale effects). Exceptional or incident based mortality losses in the amount of NOK 39 million were recognized in the quarter, of which NOK 32 million is included in the cost of lice mitigation and losses above. Losses from incident based mortality in the fourth quarter of 2014 were NOK 27 million.

There has been no incident based mortality related to Amoebic Gill Disease (AGD) in 2015. AGD mitigation efforts have resulted in increased cost for the salmon harvested in 2015. The primary challenge for the Norwegian farming operations continues to be sea lice, and substantial effort is put in to mitigate and solve the challenge.

The cost development is concerning, and we expect high costs also in the first half of 2016.

© Marine Harvest Group	11

Q4|2015

Salmon of Norwegian origin by region

Regions	South	West	Mid	North	Total
NOK million	Q4 2015	Q4 2015	Q4 2015	Q4 2015	Q4 2015

Operational EBIT	94	398	65	251	809

Harvest volume (GWT)	10 630	24 573	14 466	16 970	66 638

Operational EBIT per kg (NOK)	8.85	16.21	4.52	14.80	12.14

Superior share	95%	97%	95%	92%	95%

Regions	South	West	Mid	North	Total
NOK million	Q4 2014	Q4 2014	Q4 2014	Q4 2014	Q4 2014

Operational EBIT	102	318	178	282	881

Harvest volume (GWT)	11 482	22 704	16 960	18 794	69 941

Operational EBIT per kg (NOK)	8.86	14.02	10.52	15.01	12.59

Superior share	92%	94%	94%	93%	93%

Region South

•	Operational EBIT was NOK 94 million in the fourth quarter (NOK 102 million), or NOK 8.85 per kg (NOK 8.86).

•
The cost per kg harvested fish was high due to high lice and AGD mitigation costs combined with high feed cost and mortality losses. The feed cost was affected by higher feed prices and higher feed conversion rates.

•	Volume harvested was 10 630 tonnes gutted weight (11 482 tonnes). The volume reduction contributed to increased non-seawater cost per kg (negative scale effects).

•	Losses during treatment and gill infection caused incident based mortality in the net amount of NOK 9 million in the fourth quarter.

•	Seawater production was negatively affected by high mortality and reduced feeding due to lice treatment.

•	Sea lice remains a concern, but the use of cleanerfish at all sites, and our new sea lice strategy, keeping adult female lice and thus lice reproduction at a minimum, have had positive effects.

Region West

•
The best performing region in the fourth quarter measured in Operational EBIT and Operational EBIT per kg. Operational EBIT was NOK 398 million in the quarter (NOK 318 million), or NOK 16.21 per kg (NOK 14.02).

•	The cost per kg harvested fish was high due to high lice mitigation and feed costs combined with mortality. The feed cost was a result of higher feed prices.

•	Volume harvested was 24 573 tonnes gutted weight (22 704 tonnes). The volume increase contributed to reduced non-seawater cost per kg (positive scale effects).

•	Two escape incidents reported in the fourth quarter where it is estimated that approximately 4 000 fish escaped.

•	Seawater production was high in the period as a result of favorable sea water temperatures.

•	Incident based mortality in the amount of NOK 7 million was recognized in the quarter due to lice treatment losses and CMS/HSMI.

•	Good effect from use of cleanerfish against sea lice in some areas, but sea lice remains a major concern.

© Marine Harvest Group	12

Q4|2015

Region Mid

•	Operational EBIT was NOK 65 million in the fourth quarter (NOK 178 million), or NOK 4.52 per kg (NOK 10.52).

•	The cost per kg harvested fish was very high in the quarter due to high lice mitigation and feed costs, high mortality and low average harvest weight due to early harvest.

•	Volume harvested was 14 466 tonnes gutted weight (16 960 tonnes). The volume reduction contributed to increased non-seawater cost per kg (negative scale effects).

•	Incident based mortality in the amount of NOK 21 million was recognized in the quarter due to lice treatment.

•	Sea water production was negatively affected by mortality and lost feeding days during lice treatment.

•	One escape incident reported in the quarter where it is estimated that 6 fish escaped.

•	Sea lice remains a significant challenge in this region, we continue our effort to keep adult females at target levels.

•	High cost is expected for the remainder of the 2014 generation.

Region North

•	Operational EBIT was NOK 251 million in the fourth quarter (NOK 282 million), or NOK 14.80 per kg (NOK 15.01).

•	The cost per kg harvested fish was high in the quarter due to increasing feed and lice mitigation costs.

•	Volume harvested was 16 970 tonnes gutted weight (18 794 tonnes). The volume reduction contributed to increased non-seawater cost per kg (negative scale effects).

•	Incident based mortality in the amount on NOK 2 million was recognized in the quarter due to lice treatment losses.

•	Seawater production was high in the period due to favorable sea water temperatures and an improved sea lice situation.

•
In a five year perspective the sea lice levels at year end 2015 were historically low. Good results with non-medicinal lice treatment tools combined with our new sea lice strategy are the main drivers for the positive development.

© Marine Harvest Group	13

Q4|2015

Salmon of Scottish origin

NOK million	Q4 2015	Q4 2014

Operational EBIT	-30	-22

Harvest volume (GWT)	14 095	6 376

Operational EBIT per kg (NOK)	-2.10	-3.42
- of which Markets	2.10	0.93
- of which Consumer Products	-5.53	1.38

Exceptional items incl in op. EBIT	-47	-67
Exceptional items per kg (NOK)	-3.34	-10.52

Price achievement/reference price	110%	116%
Contract share	57%	90%
Superior share	93%	90%

Operational EBIT per kg
Operational EBIT amounted to NOK -30 million in the fourth quarter (NOK -22 million), which was NOK -2.10 per kg (NOK -3.42). The low margin in 2015 is a result of reduced prices in GBP and allocated losses from the Rosyth processing operation in the amount of NOK 87 million.

Price and volume development
The reference price in local currency was down by approximately 5% in the quarter compared to the fourth quarter of 2014 due to increased competition from Norwegian salmon as a result of the strengthening of the GBP towards the NOK. The average exchange rate NOK/GBP in the fourth quarter of 2015 was 12.94, compared to 10.89 in the same period in 2014. The price premium achievement in the spot market was better than in the fourth quarter of 2014, but the total contribution from contracts was lower than in the same quarter in 2014 due to the lower contract share. The contract share was 57% in the quarter, compared to 90% last year. The superior share was 93% (90%). The price development compared to the same quarter in 2014 is also related to harvest volumes being back to a normal level.

The fourth quarter harvest volume was 14 095 tonnes gutted weight which is a significant increase from the corresponding period in 2014 (6 376 tonnes).

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Q4|2015

Costs and operations
Despite a reduction in costs from the fourth quarter of 2014, biological challenges continue to contribute to a high cost level for salmon of Scottish origin. The strengthening of the GBP towards the NOK has further contributed to reduced competitiveness for Scottish salmon. Compared to the fourth quarter of 2014, the feed cost has increased, while other sea water costs have been reduced by 11% year-over-year in local currency. The reduction is due to reduced health and maintenance costs compared to 2014 when the second half of the year was even more challenging with respect to biology.

Non-seawater costs have been reduced compared to the fourth quarter of 2014 due to scale effects from increased volumes and lower mortality losses. Our Scottish operation has, however, also experienced losses in the fourth quarter of 2015 as algal blooms have contributed to gill damage, which combined with high sea lice pressure, has resulted in losses during lice treatment. Incident based mortality losses due to AGD, lice treatment and algal blooms amounted to NOK 47 million in the fourth quarter (NOK 67 million including write down of biomass).

It will take some time before the measures taken in Scotland will materialize in improved earnings. Costs in the first half of 2016 are expected to increase further.

Restructuring in Marine Harvest Farming Scotland
As a result of a restructuring of Marine Harvest Farming Scotland, there has been a change in management in January 2016. In addition, as part of the restructuring process, up to 100 jobs are expected to be terminated in Marine Harvest Farming Scotland going forward (please see "People" section for further information.

© Marine Harvest Group	15

Q4|2015

Salmon of Canadian origin

NOK million	Q4 2015	Q4 2014

Operational EBIT	31	25

Harvest volume (GWT)	9 383	6 819

Operational EBIT per kg (NOK)	3.32	3.69
- of which Markets	0.54	0.66
- of which Consumer Products	0.00	0.00

Exceptional items incl in op. EBIT	-5	0
Exceptional items per kg (NOK)	-0.51	0.00

Price achievement/reference price	98%	98%
Contract share	0%	0%
Superior share	90%	88%

Operational EBIT per kg
Operational EBIT amounted to NOK 31 million in the fourth quarter (NOK 25 million), which was NOK 3.32 per kg (NOK 3.69). The increase in operational EBIT compared to the fourth quarter of 2014 is due to increase in harvested volume and improved spot market prices driven by the strengthening of the market currency. However, the improved price was offset by increased costs compared to the fourth quarter of 2014.

Price and volume development
The market for fresh whole Canadian salmon remained challenging in the fourth quarter mainly due to the increase in the supply of salmon of North American origin and competition from European salmon due to currency. The average price per lb gutted weight (Urner Barry 10-12 lb) was USD 2.34 per lb, compared to USD 2.61 in the fourth quarter of 2014.
Price achievement in the fourth quarter was 2% below the reference price (same as in the fourth quarter of 2014). There were no contracts for salmon of Canadian origin in the fourth quarter of 2015 and 2014. The superior share was 90% in the period (88%).
Harvested volume was 9 383 tonnes gutted weight in the fourth quarter (6 819 tonnes). The increase in harvest volume compared to the fourth quarter of 2014 is mainly due to higher biomass at the beginning of the quarter. Improved growth has been partially offset by higher mortality, and production has been at the same level as the fourth quarter of 2014.

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Q4|2015

Costs and operations
Biological costs for salmon harvested in the quarter increased by 9% compared to the fourth quarter of 2014. Both feed costs and other seawater costs have increased accordingly. The feed cost per kg harvested salmon increased due to currency. Other seawater costs have increased mainly due to mitigation of gill disease and lice. Compared to the fourth quarter of 2014, the health costs in Canada per kg harvested have increased by 92%.
Non-seawater costs have increased by 1% compared to the fourth quarter of 2014 due to increased net mortality cost. We recognized incident based mortality of NOK 5 million in the fourth quarter (no incident based mortality recognized in the fourth quarter of 2014), mainly related to losses due to gill disease at two sites in October.

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Q4|2015

Salmon of Chilean origin

NOK million	Q4 2015	Q4 2014

Operational EBIT	-181	6

Harvest volume (GWT)	14 750	16 602

Operational EBIT per kg (NOK)	-12.28	0.35
- of which Markets	0.35	3.28
- of which Consumer Products	0.00	0.01

Exceptional items incl in op. EBIT	-12	0
Exceptional items per kg (NOK)	-0.83	0.00

Price achievement/reference price	103%	113%
Contract share	10%	12%
Superior share	90%	88%

Operational EBIT per kg
Operational EBIT amounted to NOK -181 million in the fourth quarter (NOK 6 million) which was NOK -12.28 per kg (NOK 0.35). The reduction in market prices compared to the fourth quarter of 2014, increased costs and low contribution from Markets due to inventory write down, were the drivers behind the loss.

Price and volume development
The Urner Barry reference price for Chilean salmon was down by 17% compared to the fourth quarter of 2014 due to the overall supply situation in the US market. The supply into the American market was up by 13% compared to the fourth quarter of 2014, which contributed to very low prices. In the beginning of December 2015, prices were down to a level of USD 3.08 per lb D 3-4 trim fillet delivered Miami (USD 3.53). The average for the quarter was USD 3.19 per lb (USD 3.83), which corresponds to NOK 27.25 back to plant. The Brazilian market has also been challenging as the Brazilian real and the Brazilian economy in general has continued to weaken. The price achieved for salmon of Chilean origin was 3% above the reference price in the quarter due to price achievement above the reference price in the US and South American spot markets. The contract share was 10% in the period (12%). The superior share was 90% (88%).

Harvested volume was 14 750 tonnes gutted weight in the fourth quarter (16 602 tonnes).

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Q4|2015

Costs and operations
Compared to 2014, costs in our Chilean operations have increased significantly, driven by cost increases mainly related to smolt and health/medication. The cost in box was USD 5.1 pr kg.

The biological development in Chile remains a concern both with regards to sea lice and Salmon Rickettsial Septicaemia (SRS). The sea lice load at the end of the quarter was significantly higher than the same time in 2014.

Compared to the fourth quarter of 2014, the biological cost has increased by 10%. The cost of feed per kg harvested has been reduced by 6%, while other sea water costs have increased by 33% from the fourth quarter of 2014. The main drivers behind the cost increase are medication, insurance and smolt cost. Non sea water costs have increased due to insurance adjustment (see below), negative scale effects and increased processing costs from the new facility in Region XI (Acuinova acquisition).

There was no incident based mortality in the fourth quarter, but an adjustment was made to the estimated insurance compensation from a major fresh water incident in September 2014 of NOK 12 million. There was no incident based mortality in the fourth quarter of 2014.

Biology in Chile remains a concern, and production costs are expected to increase further in the first half of 2016.

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Q4|2015

Salmon of Irish origin

NOK million	Q4 2015	Q4 2014

Operational EBIT	1	9

Harvest volume (GWT)	2 761	2 069

Operational EBIT per kg (NOK)	0.22	4.49
- of which Markets	0.10	-0.17
- of which Consumer Products	0.85	0.46

Exceptional items incl in op. EBIT	-15	-8
Exceptional items per kg (NOK)	-5.55	-3.93

Price achievement/reference price	na	na
Contract share	78%	91%
Superior share	87%	88%

Operational EBIT amounted to NOK 1 million in the fourth quarter (NOK 9 million), which was NOK 0.22 per kg (NOK 4.49).

Achieved prices were 7% higher in the fourth quarter of 2015 than in the corresponding period in 2014. The cost of harvested fish has increased compared to 2014 due to biological challenges. Harvest volume was 2 761 tonnes gutted weight (2 069 tonnes). Very challenging weather conditions impacted feeding and harvesting negatively during the quarter. Despite some surface structural damage to our farms, there were no escapes in the period.

Incident based mortality losses in the amount of NOK 15 million due to algal blooms and AGD were recognized in the fourth quarter (NOK 8 million). Sea lice management plans for 2016 have been prepared including further development of cleanerfish technology and use of physical lice removal and filtration technology during the pre-transfer period. Production costs are expected to increase further in the first half of 2016.

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Q4|2015

Salmon of Faroese origin

NOK million	Q4 2015	Q4 2014

Operational EBIT	47	44

Harvest volume (GWT)	2 923	3 314

Operational EBIT per kg (NOK)	16.06	13.15
- of which Markets	2.87	7.02
- of which Consumer Products	0.00	0.00

Exceptional items incl in op. EBIT	0	0
Exceptional items per kg (NOK)	0.00	0.00

Price achievement/reference price	105%	115%
Contract share	0%	0%
Superior share	90%	96%

After three quarters without harvesting on the Faroe Islands, we harvested 2 923 tonnes gutted weight in the fourth quarter (3 314). The majority of the harvested salmon was sold to Russia at favorable prices.

Operational EBIT amounted to NOK 47 million in the quarter (NOK 44 million), which was NOK 16.06 per kg (NOK 13.15).

Compared to the fourth quarter of 2014, the biological costs have increased by 6%. The feed cost has been reduced compared to 2014 due to lower feed price per kg feed, mainly as a result of the strengthening of the DKK towards the NOK. Other seawater costs have increased as a result of a significant increase in lice mitigation costs. The sea lice situation is challenging for our operations on the Faroe Islands and alternative treatment options have been put in place during the quarter. Production costs are expected to increase further in the first half of 2016.

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Q4|2015

Consumer Products

NOK million	Q4 2015	Q4 2014

Operating revenues	3 408	2 863

Operational EBIT	89	117
Operational EBIT %	2.6%	4.1%

Volume sold (tonnes product weight)	33 367	30 559

Exceptional items	0	0

Volume share salmon	77%	77%
Revenue share salmon	80%	80%

Please note that the operational EBIT for salmon in Consumer Products also is included in the results per country of origin.
Consumer Products is the Business Unit comprising former Morpol and VAP Europe. Consumer Products has activities in two areas: Fresh and Chilled (smoked).

Operational EBIT
In the fourth quarter we have seen an improvement of operational EBIT compared to the fourth quarter of 2014 for our Chilled operations and for our Benelux and France Fresh operations. However, this improvement is more than offset by the negative effect of NOK 95 million in additional startup costs at the Rosyth processing plant in Scotland. Operational EBIT for Consumer Products ended at NOK 89 million in the quarter (NOK 117 million). The operational EBIT margin was 2.6% (4.1%).

Price and volume development
Consumer Product's operating revenues were NOK 3 408 million in the fourth quarter (NOK 2 863 million). The average price achieved per kg sold volume in the fourth quarter increased compared to the corresponding quarter in 2014 for the Fresh operations. The Chilled operations realized a slight decrease in achieved price in EUR per kg compared to the fourth quarter of 2014 due to a change in product mix.
Total volume sold in the fourth quarter was 33 367 tonnes product weight (30 559 tonnes). The volume has increased both for Fresh and Chilled sales compared to the fourth quarter of 2014. Salmon sales volume has increased by 10%, but salmon’s share of 77% of total volume sold remains equal to the fourth quarter of 2014 due to increased sales of other species.
We are experiencing strong growth in Southern Europe, and the German market demand remains strong. In the UK we are experiencing growth and have started up full range production for a new contract with a major retail customer. France is still a challenging market, but we see slight improvement compared to the market contraction experienced in 2014. We continue our effort to grow sales through the introduction of new products and through cross-selling of existing products.

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Q4|2015

Costs and operations
Our Chilled operations were profit making, while our Fresh operations were loss making in the fourth quarter. The losses in our Fresh operations were due to additional costs in our plant in Rosyth.

Consumer Products	Q4 2015
NOK million	Fresh	Chilled	Total
Volume sold (tonnes prod wt)	11 777	21 590	33 367
Operational EBIT	-74	163	89
Operational EBIT/kg (NOK)	-6.30	7.55	2.66

We have seen a very positive development in our Chilled plant Kritsen, with a complete operational turn-around in 2015. Our efforts to improve the operational efficiency also continues in our Fresh operations. However, the positive effects are reversed by continued losses in the Rosyth plant. Losses in this entity in the fourth quarter were NOK 95 million (loss of NOK 11 million) due to additional start-up costs. A recovery plan has been initiated, however, operational issues have continued into the first quarter of 2016 with estimated losses of approximately NOK 50 million. We anticipate break even to be reached towards the end of the second quarter of 2016. Operational EBIT for our Fresh operations amounted to NOK -74 million in the quarter or NOK -6.30 per kg.
In our Chilled/smoked operations, an improved raw material position has resulted in reduced cost. Operational EBIT for our Chilled operations amounted to NOK 163 million in the quarter or NOK 7.55 per kg.
Changes in Consumer Products Europe
Effective from January 2016, Marine Harvest Consumer Products will be organized based on geography. We will continue to manage Consumer Products as one unit in terms of reporting and monitoring of profitability. For more information see "Events".

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Q4|2015

Feed

NOK million	Q4 2015	Q4 2014

Operating revenues	946	652

Operational EBIT	74	61
Operational EBIT %	7.8%	9.3%

Feed sold volume	88 486	66 824
Feed produced volume	95 962	67 770

Exceptional items	0	0

Operational EBIT
The fourth quarter was another record breaking quarter for our Feed operations, including a new quarterly production record of 95 962 tonnes. Despite lower volume sold than in the third quarter (seasonal effects), operational EBIT was record high and ended at NOK 74 million in the fourth quarter (NOK 61 million), while the operational EBIT margin was 7.8% (9.3%) .

Price and volume development
Operating revenues were NOK 946 million in the fourth quarter (NOK 652 million). Total volume sold in the period was 88 486 tonnes, which constituted 86% of the total feed used in our Norwegian farming operations in the fourth quarter (66 824 tonnes and 62%). Due to favorable sea water temperatures, feed consumption in the farming operations remained high in the period.

Compared to the fourth quarter of 2014, the volume increase is a result of improved operational efficiency. Production-wise, both October and November were record breaking months with more than 32 000 tonnes produced. We continue our efficiency improvement projects and our latest upgrades are expected to result in a volume increase which would take the production capacity of the Bjugn plant up to about 310 000 tonnes per year. In the fourth quarter of 2015 we also produced approximately 7 500 tonnes for inventory to prepare for planned maintenance of the plant in the first quarter of 2016.

The internal price between feed and farming is set at market terms and benchmarked against third parties. As the biggest buyer of salmon feed globally, we are able to efficiently benchmark our own feed towards third party suppliers both with regards to price and quality. Small scale sales to third party farming operations will begin in the first quarter of 2016.
Costs and operations
Our feed operation continues the positive development with regards to efficiency and volume produced. Given the significant increase in fish feed self sufficiency, we target further reduction in the third party share of feed going forward. We continue our production of smolt and broodstock diets to reduce the dependency on third party feed purchases.

It is not expected that Peru will return to being a major source of fish meal and fish oil until the second quarter of 2016 and other sources have therefore been explored. Our fish feed operation is covered for fish meal and fish oil through the first quarter of 2016 and into the second quarter. We continue our work to substitute raw materials in order to develop the optimal diets.

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Commitment to build a feed plant in Scotland
In line with our strategy, and based on the positive experience from our feed plant in Norway and our observations that our third party European feed purchases remain significant (where our Scottish, Faroese, and Irish farming operations remain 100% supplied by third party vendors), the Board of Directors in December 2015, approved the development of a new feed plant in Scotland. The plant is expected to have a capacity of around 170 000 tonnes of feed, with the potential for further expansion. The construction of the plant will commence in 2017, and it is expected to be completed during the first half of 2018.

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Q4|2015

PEOPLE - SAFE AND MEANINGFUL JOBS

Employee safety and employees’ self-respect and personal pride cannot be compromised if Marine Harvest is to succeed as a company with good relationships with the local communities.

Employee Health and Safety
In the fourth quarter, the Group recorded 68 Lost Time Incidents (LTIs) for own employees, which is a decrease of 13 from the fourth quarter of 2014. The decrease is driven by a reduction of 26 LTIs in Consumer Products, while Marine Harvest Chile has seen an increase of 12 primarily in region XI. Measured in LTIs per million hours worked (rolling average), the figure has been stable year-over-year at 11.36 (11.43).

Absenteeism increased to 4.4% in the fourth quarter of 2015 from 4.2% in the same quarter in 2014.

Restructuring in Marine Harvest Farming Scotland
As a result of a restructuring of Marine Harvest Farming Scotland, Ben Hadfield has assumed the position of Managing Director in January 2016. As part of a restructuring plan, up to 100 jobs are expected to be terminated in Marine Harvest Farming Scotland going forward.

We will be sorry to see staff leaving, as we have a highly skilled and talented team at Marine Harvest Farming Scotland. However, the industry is moving at a fast pace and fish farming is in a very different place today from where it was ten or even five years ago. We have to ensure the business is sustainable and fit to meet the challenges we face moving forward. By taking this action now we can be more certain of maintaining jobs in the future.

Changes in Consumer Products Europe
Effective from January 2016, Marine Harvest Consumer Products will be organized based on geography. We will continue to manage Consumer Products as one unit in terms of reporting and monitoring of profitability. For more information see "Events".

GUIDING PRINCIPLE - ISSUE	AMBITION	Q4 2015 Achievement
Safe jobs	No lost time incidents (LTI)	LTIs per million hours worked was 11.36. Programs are in place to reduce the number.

Healthy working environment	Absenteeism < 4%	Absenteeism of 4.4% in the quarter.

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Q4|2015

PRODUCT - TASTY AND HEALTHY SEAFOOD

Marine Harvest will not compromise on the ability to continually deliver assuredly healthy, tasty and responsibly produced seafood to the Group’s customers. Through this committment, long-term financial solidity will be delivered.

New U.S. Dietary Guidelines for Americans released
The January release of the 2015-2020 U.S. Dietary Guidelines for Americans (DGAs) illustrate a continuous focus by nutrition experts on seafood as a fundamentally important food .

The DGA recommendation is that Americans eat at least 8 oz (240 gram) of seafood per week. The key difference in the 2015-2020 guidelines is the focus on changing American dietary patterns. Throughout the report seafood is highlighted as an “important source” of nutrients, lauded for its “health benefits” and praised for its role in “reducing risk” of heart disease.

Branding efforts continue
Rebel Fish
The efforts of growing Rebel Fish in the US market continue. In 2015 we focused on brand awareness through demonstrations at health and fitness expos. On request of our customers, we have recently completed a makeover of the packaging, and the upgraded version will make its debut at the 2016 Boston Seafood Expo.

Mowi
Our premium brand, Mowi, continued the positive development in the Asian market, with volume growth of 11% compared to the third quarter of 2015 and 74% compared to the fourth quarter of 2014.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q4 2015 Achievement
Food quality and safety	Supply seafood with valuable health benefits for its quality and documented safety	Health targets met

Product innovation	Marine Harvest wants to play an important role in the design and use of products to satisfy customer needs	Continuous effort with existing brands.

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Q4|2015

PLANET - SUSTAINABLE AND RESPONSIBLE DEVELOPMENT

All Marine Harvest's operations and the long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. To maintain fish health, avoid escapes and minimize the environmental impact of the operations, the Group needs the best skilled people.

Escape prevention
Marine Harvest has a target of zero fish escapes and is constantly striving to prevent escapes and improve methods, equipment and procedures that can minimize or eliminate escapes. In the fourth quarter there were three escape incidents, all of them in Norway where approximately 4 006 fish escaped in total. Remediating actions have been taken.

Fish health
Infectious Salmon Anaemia (ISA): ISA is not considered a major disease risk in any of our operations at the moment. Our monitoring and surveillance continues and we continue to support strict measures to immediately harvest out sites with ISA .

Pancreas Disease (PD): There were five sites diagnosed with PD in Norway in the fourth quarter, compared to three in the fourth quarter of 2014. There were two new sites diagnosed with PD in Scotland and one in Ireland in the fourth quarter of 2015 (no sites in Scotland and two sites in Ireland in the fourth quarter of 2014). PD was a cause of reduced survival in Norway, Scotland and Ireland in the fourth quarter, but the losses were not significant.

Amoebic Gill Disease (AGD): High presence of a microscopic amoeba named Paramoeba perurans, has been causing Amoebic Gill Disease, and elevated mortality and reduced performance in Scotland and Ireland. Since 2013, the amoeba has also been found in Norway. The presence of the amoeba increases with higher seawater temperatures. The challenge was therefore reduced in the fourth quarter compared to the third quarter, but treatments were still carried out in several of our farming entities. Incident based mortality was recognized in this regard in Scotland and Ireland in the fourth quarter. The Group’s health teams and seawater production departments take immediate action when challenges arise.

Lice management
Marine Harvest actively works to reduce the sea lice load in all farming units. Regions West and North in Norway and Canada reported lower sea lice levels at the end of the fourth quarter of 2015 than at the corresponding time in 2014.

Regions South and Mid in Norway, Scotland, Ireland, the Faroe Islands and Chile reported higher sea lice levels than at the same time in 2014. The lice count in Chile is currently controlled by medicines used in rotation, including Salmosan, but the sea lice level at the end of 2015 was significantly higher, than at the end of 2014. The situation is a concern due to the high number of treatments required per cycle to maintain the lice load at acceptable levels. Extensive stocking of cleanerfish has been carried out in Norway, Ireland and Scotland during 2015. Extensive commercial testing of non-medicinal tools and approaches are ongoing in collaboration between the Global R&D and Technical department and operating units in Chile, Norway and Scotland.

SRS a growing concern for salmon farming in Chile
Salmonid Rickettsial Septicaemia (SRS) is caused by an intracellular bacterium. It occurs mainly in Chile and over the past months we have seen a significant increase in the need for treatment. SRS is treated using licensed antibiotics and is at present by far the number one reason for our use of antibiotics in our operations. In the fourth quarter treatment was carried out at several sites in Chile (ref point medicine use below). SRS is currently a major biological concern in Chilean salmon farming.

Medicine use
Marine Harvest focuses on preventing infectious diseases and limiting their spread. If fish get infected, they are treated with approved medicines. In the fourth quarter, our use of antibiotics was 90 grams per ton biomass produced mainly due to SRS in Chile, compared to 48 grams per ton in the fourth quarter of 2014.

Additional farms ASC certified
In 2013, we announced our commitment to have 100% of our farms ASC certified. As of the close of the fourth quarter of 2015 we had 39 sites certified (31 in Norway, 2 in Scotland, 1 in Ireland, 3 in Canada and 2 in Chile). Several additional sites have been audited and are expected to be certified in 2016. Marine Harvest is taking the lead in ASC implementation and we are committed to demonstrate an environmentally responsible development in our organization. For further information regarding sustainability and biological risk management, reference is made to the 2014 Annual report and the upcoming 2015 Annual report.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q4 2015 Achievement
Ensure sustainable wild-farmed interaction in the farming activity	Zero escapes	Three escape incidents and approximately 4 006 fish lost

Ensure healthy stocks minimising diseases and losses in the farming activities	Increase survival rates	Accumulated mortality (in numbers) was 3.61% which is an increase from the fourth quarter of 2014 (4.40%)

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Q4|2015

EVENTS DURING AND AFTER THE CLOSE OF THE QUARTER

Strategic initiatives
Feed Plant in Scotland:
In December 2015, the Board of Directors approved the development of a new feed plant in Scotland. The plant is expected to have a capacity of around 170 000 tonnes of feed, with the potential for further expansion. The construction of the plant will commence in 2017, and it is expected to be completed during the first half of 2018.

Marine Harvest Shipping:
Marine Harvest sees an opportunity to streamline production and cut costs related to the operations of vessels (work boats, well boats, feed boats), the majority of them currently being leased from third party. To this end, the Board of Directors has decided to evaluate the feasibility of a new Business Area, Marine Harvest Shipping. The new Business Area is expected to be developed gradually through organic growth, starting with the recruitment of a COO in 2016.

Restructuring in Marine Harvest Farming Scotland
As a result of a restructuring of Marine Harvest Farming Scotland, Ben Hadfield has assumed the position of Managing Director in January 2016. Ben will take over the overall responsibility for Marine Harvest Scotland's feed and farming operations, while continuing as Chief Operating Officer (COO) for Business Area Feed in the Group.

In addition, up to 100 jobs are expected to be terminated in Marine Harvest Farming Scotland as part of a restructuring plan.

Increase in MAB in Marine Harvest Farming Norway
In June 2015, the Norwegian government announced a five percent expansion opportunity for all existing licenses contingent on strict biological conditions being satisfied. Marine Harvest has in this regard decided to acquire a 5% increase in the MAB (Maximum Allowed Biomass) for 15 licenses in Region South in the fourth quarter of 2015.

Changes in Consumer Products Europe
From January 2016, Marine Harvest Consumer Products will be organized based on geography. This is in an effort to lay the grounds for a future "One Roof" organization based on the experience from "One Roof France". The "One Roof" organization enables us to serve our clients in a better way by utilizing resources in the Group better and with a unified and common approach to the market. We will continue to manage Consumer Products as one unit in terms of reporting and monitoring of profitability. As a result of the reorganization, the Managing Director of Consumer Products will be leaving the Group. The heads of each Geographic region will going forward report to COO Sales and Marketing.

Euro reporting
Marine Harvest will change the Group’s financial reporting currency from NOK to EUR as from the first quarter of 2016. This will make the reporting currency consistent with a significant part of the Group’s cash flow, cash flow management and financing, and as such, be an important step to reduce financial risk. The functional currency of the parent company Marine Harvest ASA will also be changed from NOK to EUR.

Issuance of Convertible Bond
Marine Harvest successfully issued a EUR 340 million convertible bond in the fourth quarter of 2015. The bond has a tenor of 5 years, coupon of 0.125% and a conversion premium of 35%. The proceeds will be used to increase the financial flexibility of Marine Harvest, refinance certain existing indebtedness and extend the debt maturity profile.
Capital Markets Day
Marine Harvest will host a Capital Markets Day on June 1-2 in Bjugn, Norway. In addition to updating the market on the company’s strategy, the program will include site-visits to the feed plant and a farming sea-water site. More details will be made available in due course.
Marine Harvest applies for 14 development licenses in Norway
Marine Harvest has applied for 14 development licenses for testing and development of a new closed-end farming composite technology called the “Egg”. The Egg offers many advantages to conventional farmed salmon production such as significant cost reductions in relation to sea lice treatment, reduced fish escapes and better control of feeding. In 2016-2017, trials will be conducted with fish in pilot and prototype structures. In 2018 the ambition is to deploy ten eggs to a sea water site.
Sterling White Halibut proposes a controlled liquidation
In February 2016, the management of Sterling White Halibut announced a proposal to initiate a process towards a controlled liquidation of the company. This implies a gradual downscaling of operations. Through the gradual downscaling, the company aims to safeguard the company's assets in the best possible way. The reason for this controlled liquidation is poor profitability over time. The company

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Q4|2015

has implemented a number of initiatives to improve profitability, but these have not provided adequate results. Attempts have also been made to sell the company.

Dividend of NOK 1.40 per share
The Board of Directors has decided to pay out a quarterly dividend of NOK 1.40 per share to the shareholders in the form of repayment of paid in capital.

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Q4|2015

OUTLOOK STATEMENT FROM THE BOARD OF DIRECTORS

The quarterly operational performance reflects continuing favorable prices in Europe and Asia where demand is resilient. In the Americas, salmon prices were weak in the quarter and negatively impacted by increases in supply and fluctuations in foreign currency exchange. However, the market balance in the American salmon market is expected to improve going forward and prices have as such improved lately. The fourth quarter is the most significant quarter for the processing segment and the Board of Directors is pleased with the underlying margin improvement seen within Consumer Products, adjusted for start-up issues at the Rosyth plant in Scotland.

The biological situation in Norway has been a key concern in 2015. The sustainability of the industry and associated sea lice challenges need to improve. Cost will continue to be a concern in 2016 and will unfortunately remain significant. Nonetheless, Marine Harvest is better prepared to combat these challenges this year. Significant organic production of cleanerfish, both wrasse and lump fish, in combination with third party purchases will satisfy our sourcing requirements. Many additional non-medicinal tools should also be further advanced and yield operational improvement in the periods to come. Marine Harvest has applied for 14 development licenses where the new closed-end farming composite technology called the “Egg” will be tested. The advantages of such a technology are many compared to conventional farming solutions and will, if successful, enhance the sustainability profile and growth potential for salmon production going forward.

The Board of Directors periodically evaluates to ascertain whether Marine Harvest has the optimal organizational structure. The announced restructuring of Marine Harvest Farming Scotland is as such necessary and will ensure that the business is sustainable and positioned for profitable growth. However, it will take some time to achieve improved results from Farming Scotland as the current generation of salmon harvested exhibits high costs.
In Chile the farming results were very weak in 2015 due to record low prices and high costs. Despite the recent increase in prices, the profitability remains below break-even levels. As such 2016 is expected to be another challenging year in Chile. Aforementioned issues have led to a 17% decline year-over-year of smolt stocking for the last four months of 2015. As a result of biological issues the Board of Directors has advocated for lower production in Chile for a long time. Lower biomass in the time ahead is expected to improve the biology and tighten the market balance - all of them decisive factors to again regain profitability for the Chilean salmon industry.
The Consumer Products segment will be re-organized based on geography to better serve Marine Harvest’s clients. The revised operational model should enable the company to utilize the full potential of the resources in the Group with a unified and common approach to the market across product categories. The “One Roof France” project was adopted last year and has revealed a considerable potential in coordinating raw material sales and value added product sales in a smarter way. The ambition is to deploy the successful strategy to the wider Marine Harvest Consumer Products segment.
The Board of Directors is not satisfied by the weak operational performance at Rosyth during the quarter. The large contract award of value added products with a leading UK retailer caused more start-up challenges than previously anticipated. However, the Board of Directors expects the organization to capitalize on the know-how within Marine Harvest and streamline operations.
In 2016 Marine Harvest will continue to invest across the value chain to support organic growth. Marine Harvest’s capital expenditure budget for 2016 is approximately NOK 1 800 million and working capital investments is expected to be approximately NOK 300 million. A number of attractive projects have been identified to increase productivity and efficiency across all Business Areas. A key focus area for Marine Harvest is to further expand within the Farming segment and particularly on the freshwater side where the ambition is to produce larger smolts. Targeted investments will also be made within Feed, Consumer Products and Markets.
The feed plant in Norway has been a success and in 2015 produced approximately 280 000 tonnes of feed covering approximately 80% of Marine Harvest’s Norwegian feed requirements. Several production records were set throughout the year, and a new capacity threshold is targeted for 2016 of around 310 000 tonnes. The increased capacity follows further efficiency improvements. Marine Harvest has decided to build a new feed plant in Scotland. In 2016 the target is to decide on a specific location and obtain all relevant approvals. The investment is estimated to be approximately GBP 80 million and will be phased over the years 2016-2018, with approximately 95% of the capital expenditure falling within 2017-2018.
Marine Harvest is evaluating expanding business activity into service vessels. The company currently charters 44 vessels ranging from work boats and well boats to feed boats. The biological situation in Norway and our other Farming Regions makes well boats an integrated part of the value chain. Marine Harvest is currently in the process of hiring a COO for “Marine Harvest Shipping”.
The Board of Directors is pleased with the successful issuance of EUR 340 million convertible bond. The company’s financial and liquidity position is strong.
Marine Harvest’s predominant currency is EUR which accounts for more than 50% of Marine Harvest’s net cash flow. Marine Harvest has managed its cash flow in EUR and used EUR as its main financing currency since the establishment of the Group in 2006. Accordingly, the Board of Directors is pleased to inform that Marine Harvest will change the Group’s financial reporting currency from NOK to EUR as from the first quarter of 2016. This will make the reporting currency consistent with a significant part of the Group’s cash flow, cash flow management and financing, and as such, be an important step to reduce financial risk. The functional currency of the parent company Marine Harvest ASA will also be changed from NOK to EUR.

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Q4|2015

The market balance is expected to be tight in 2016 as global supply is forecast to decline by approximately 3% by Kontali Analyse. At the same time global demand is expected to be robust. Accordingly, the Nasdaq forward price for 2016 has increased to a record high NOK 50 per kg (EUR 5.1 per kg), up from NOK 44 per kg in the previous quarter.
A quarterly dividend of NOK 1.40 per share will be issued under the authorization granted by the Annual General Meeting. The dividend will be distributed in the form of repayment of paid in capital.

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Q4|2015

SUMMARY YEAR TO DATE

•	Lower operational EBIT due to challenging market conditions in the Americas and higher cost of harvested fish.

•	Strong demand in Europe.

•	Good operational performance and high production in Feed. Several production records were set throughout the year.

•	Increased production costs in all regions apart from Marine Harvest Canada.

•	Marine Harvest to evaluate expanding business activity into service vessels.

•	New feed factory in Scotland approved by the Board of Directors in the fourth quarter.

•
The merger process between Marine Harvest Chile and AquaChile was terminated and a restructuring of Marine Harvest Chile initiated in the second quarter. Prices below break even level contributing to substantial losses.

•	Profitability in Consumer Products reduced due to higher than expected start-up costs at the Rosyth plant in Scotland. Positive development in Morpol and Kritsen.

•	Restructuring plan of Marine Harvest Farming Scotland initiated.

•	Harvest volume slightly below guidance.

•	Ownership limitations for Farming licenses in Norway formally removed in the fourth quarter.

•	Net cash flow per share of NOK 0.13 and underlying earnings per share of NOK 4.70.

•	Return on capital employed (ROCE) 12.6%.

•	Net interest-bearing debt (NIBD) of NOK 9 592 million.

•
The EUR 350 million convertible bond have been converted to share capital/redeemed. Convertible bond of EUR 340 million issuance in November, with an annual coupon of 0.125% and a conversion premium of 35%.

•	Supported by a strong market outlook and a solid financial position, a dividend in the amount of NOK 5.20 per share has been paid out in 2015 as repayment of paid in capital.

RISKS

Marine Harvest has not identified any additional risk exposure beyond the risks described in note 3 of this report and the 2014 Annual report.

Reference is also made to the Planet section and the Outlook section of this report for other comments to Marine Harvest’s risk exposure.

Oslo, February 16, 2016
The Board of Directors of Marine Harvest ASA

Ole-Eirik Lerøy	Leif Frode Onarheim	Cecilie Fredriksen	Ørjan Svanevik
CHAIRMAN OF THE BOARD	VICE CHAIRMAN OF THE BOARD

Heléne Vibbleus	Lisbet K. Nærø

Lars Eirik Hestnes	Stein Mathiesen	Kjellaug Samland	Alf-Helge Aarskog
CHIEF EXECUTIVE OFFICER

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Q4|2015

Forward looking statements

This report may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, future capital expenditures and investments and the expected returns therefrom, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market,  demographic and pricing trends, strategic initiatives, financial target (including ROCE and NIBD), planned operational expenses, product demand and trends, supply trends, expected price levels, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may increase,” “may fluctuate,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA’s annual report on Form 20-F for the year ended December 31, 2014, including the section captioned “Risk Factors,” contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this report are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

© Marine Harvest Group	34

Q4|2015

INTERIM FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Unaudited, in NOK million	Note	Q4. 15	Q4. 14	2015	2014

Revenue	4	8 008.7	6 881.1	27 880.7	25 531.3
Cost of materials		-4 749.5	-3 720.5	-15 858.4	-13 677.4
Fair value uplift on harvested fish	5	-1 049.3	-1 278.5	-4 098.9	-5 518.5
Fair value adjustment on biological assets	5	2 071.1	1 791.3	4 189.2	5 007.7
Salaries and personnel expenses		-1 104.7	-947.5	-3 825.5	-3 320.9
Other operating expenses		-1 062.3	-932.6	-3 969.9	-3 350.0
Depreciation and amortization		-325.4	-268.3	-1 252.0	-966.8
Onerous contract provisions		-75.7	-126.2	-6.6	23.7
Restructuring cost		-0.1	-3.2	-136.3	-52.9
Other non-operational items		0.0	0.0	21.7	-168.2
Income from associated companies		98.6	55.3	209.7	149.5
Impairment losses		-33.3	-25.3	-60.9	-24.1
Earnings before financial items (EBIT)		1 778.2	1 425.7	3 092.8	3 633.4
Interest expenses	7	-104.6	-145.5	-416.5	-544.6
Net currency effects	7	43.5	-392.8	37.7	-388.4
Other financial items	7	-356.4	-513.8	-473.8	-1 213.7
Earnings before tax		1 360.7	373.5	2 240.2	1 486.7
Income taxes		-530.7	-256.2	-820.5	-752.0
Earnings for the period, continued operations		830.0	117.4	1 419.7	734.8
Profit from discontinued operations, net of tax		-0.1	-7.1	-2.1	204.8
Profit or loss for the period		829.9	110.3	1 417.6	939.5
Other comprehensive income
Change in fair value of cash flow hedges		0.0	-6.8	-32.6	-46.6
Income tax effect fair value of cash flow hedges		0.0	1.9	8.8	12.1
Currency translation differences		48.5	840.1	689.2	842.5
Currency translation differences non-controlling interests		0.2	0.5	1.1	-3.9
Items to be reclassified to P&L in subsequent periods:		48.7	835.7	666.6	804.1
Actuarial gains (losses) on defined benefit plans, net of tax		13.8	23.6	-7.3	23.6
Other gains and losses in comprehensive income		8.0	0.0	18.5	0.0
Items not to be reclassified to profit and loss:		21.8	23.6	11.2	23.6
Other comprehensive income, net of tax		70.5	859.3	677.8	827.7
Total comprehensive income in the period		900.4	969.6	2 095.4	1 767.2

Profit or loss for the period attributable to
Non-controlling interests		0.3	0.5	0.6	3.9
Owners of Marine Harvest ASA		829.6	109.8	1 417.1	935.6
Comprehensive income for the period attributable to
Non-controlling interests		0.5	1.0	1.7	0.0
Owners of Marine Harvest ASA		899.9	968.6	2 093.7	1 767.2

Basic and diluted earnings per share (NOK)	8	1.84	0.27	3.21	2.28
Dividend declared and paid per share (NOK)		1.40	1.10	5.20	8.30

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Q4|2015

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited, in NOK million	Note	12/31/2015	9/30/2015	12/31/2014

ASSETS
Licenses		7 163.8	6 894.1	6 514.9
Goodwill		2 484.7	2 480.3	2 416.9
Deferred tax assets		110.3	164.7	147.3
Other intangible assets		265.0	174.3	166.5
Property, plant and equipment		9 246.4	9 061.0	8 257.2
Investments in associated companies		1 188.8	1 020.2	978.2
Other shares and other non-current assets		24.4	21.6	180.6
Total non-current assets		20 483.3	19 816.2	18 661.6
Inventory		2 664.5	2 484.9	2 400.8
Biological assets	5	10 939.6	9 827.5	10 014.0
Current receivables		5 466.7	4 838.9	4 470.7
Cash		688.7	681.2	1 408.2
Total current assets		19 759.4	17 832.6	18 293.7
Asset held for sale		17.4	8.8	19.0
Total assets		40 260.1	37 657.5	36 974.3

EQUITY AND LIABILITIES
Equity		18 178.3	17 897.4	14 702.2
Non-controlling interests		8.9	8.5	16.0
Total equity		18 187.2	17 905.9	14 718.2
Deferred tax liabilities		3 759.3	3 252.3	3 568.9
Non-current interest-bearing debt		10 279.3	9 294.9	10 669.1
Other non-current liabilities		2 125.3	1 242.6	2 334.5
Total non-current liabilities		16 163.9	13 789.8	16 572.5
Current interest-bearing debt		1.5	127.8	7.0
Other current liabilities		5 907.5	5 833.9	5 676.7
Total current liabilities		5 909.0	5 961.7	5 683.7
Total equity and liabilities		40 260.1	37 657.5	36 974.3

© Marine Harvest Group	36

Q4|2015

CONDENSED CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

2015	Attributable to owners of Marine Harvest ASA							Non-controlling interests	Total equity
Unaudited, in NOK million	Share capital	Other paid in capital	Cash flow hedge reserve	Shared based payment	Foreign currency translation reserve	Other equity reserves	Total
Equity 01.01.2015	3 077.8	9 267.9	23.8	30.7	660.8	1 641.2	14 702.2	16.0	14 718.2
Comprehensive income
Profit						1 417.1	1 417.1	0.6	1 417.7
Other comprehensive income			-23.8		878.4	-178.0	676.6	1.1	677.7
Transactions with owners
Share based payment				28.1			28.1		28.1
Sale of non-controlling interests								-8.8	-8.8
Bond conversion	297.8	3 344.8					3 642.6		3 642.6
Repayment of paid in capital		-2 292.6					-2 292.6		-2 292.6
Treasury shares						4.5	4.5	—	4.5
Total equity end of period	3 375.6	10 320.1	0.0	58.8	1 539.2	2 884.8	18 178.5	8.9	18 187.2

2014	Attributable to owners of Marine Harvest ASA							Non-controlling interests	Total equity
NOK million	Share capital	Other paid in capital	Cash flow hedge reserve	Shared based payment	Foreign currency translation reserve	Other equity reserves	Total
Equity 01.01.2014	3 077.8	9 719.3	58.3	8.4	-150.7	3 605.4	16 318.5	27.8	16 346.3
Comprehensive income
Profit						935.6	935.6	3.9	939.5
Other comprehensive income			-34.5		811.5	54.6	831.6	-3.9	827.7
Transactions with owners
Share based payment				22.3			22.3		22.3
Sale of non-controlling interests								-11.5	-11.5
Dividends						-2 954.4	-2 954.4	-0.2	-2 954.6
Repayment of paid in capital		-451.4					-451.4		-451.4
Total equity 31.12.2014	3 077.8	9 267.9	23.8	30.7	660.8	1 641.2	14 702.2	16.0	14 718.2

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Q4|2015

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

Unaudited, in NOK million	Q4. 15	Q4. 14	2015	2014

Earnings before taxes (EBT)	1 360.7	373.5	2 240.2	1 486.7
Interest expense	104.6	145.5	416.5	544.6
Currency effects	-43.5	392.8	-37.7	388.4
Other financial items	356.4	513.8	473.8	1 213.7
Net fair value adjustment and onerous contracts	-946.2	-386.6	-83.8	487.0
Income/loss from associated companies	-98.6	-55.3	-209.7	-149.5
Depreciation and impairment losses	358.6	293.6	1 312.9	990.9
Change in working capital	-721.8	-623.4	-1 309.7	-720.6
Taxes paid	-105.5	-86.7	-611.4	-295.2
Restructuring and other non-operational items	-23.2	-20.1	-87.6	18.1
Other adjustments	-8.4	-13.0	-13.2	-19.9
Cash flow from operations	233.0	534.2	2 090.3	3 944.2

Proceeds from sale of fixed assets	16.2	11.3	48.9	49.0
Payments made for purchase of fixed assets	-570.5	-458.2	-1 933.1	-1 760.7
Proceeds from associates and other investments	0.9	36.3	393.9	61.9
Proceeds from disposal of held for sale assets	0.0	8.9	0.0	1 181.7
Purchase of shares and other investments	-161.0	-762.9	-196.8	-777.8
Cash flow from investments	-714.4	-1 164.6	-1 687.0	-1 245.9

Proceeds/redeemed from/to convertible bond	3 190.6	0.0	2 850.2	3 091.5
Proceeds from new interest-bearing debt	0.0	5 154.9	833.2	5 589.0
Down payment of interest-bearing debt	-2 003.1	-3 149.1	-2 013.0	-6 557.8
Net interest and financial items paid	-107.6	-149.7	-354.2	-411.8
Realized currency effects	-12.2	-162.8	-142.7	-312.7
Dividend paid to owners of Marine Harvest ASA	0.0	-20.1	0.0	-2 972.7
Dividend paid to non-controlling interests	0.0	-0.2	0.0	-0.2
Repayment of paid in capital	-630.1	-451.1	-2 292.6	-451.1
Other financing items	4.5	0.0	4.5	0.0
Cash flow from financing	442.1	1 221.9	-1 114.6	-2 025.8

Change in cash in the period	-39.3	591.5	-711.3	672.5
Cash - opening balance 1)	599.5	529.5	1 195.2	439.1
Currency effects on cash - opening balance	16.7	74.2	93.1	83.5
Cash - closing balance 1)	576.9	1 195.1	576.9	1 195.1

1) Excluded restricted cash

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Q4|2015

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS
Note 1 GENERAL INFORMATION

Marine Harvest (the Group) consists of Marine Harvest ASA and its subsidiaries, including the Group’s interests in associated companies.

This interim report has not been subject to any external audit or review.

These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact the Group financial statements for the periods presented.

Note 2 ACCOUNTING PRINCIPLES

All significant accounting principles applied in the consolidated financial statement are described in the Annual Report 2014 (as published on the OSE on April 28 2015 and as filed publicly with the SEC on April 28 2015). No new standards have been applied in 2015.

Significant fair value measurements in accordance with IFRS 13:

Biological assets
Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below 1 kg are measured at cost less impairment losses, as the fair value cannot be measured reliably.

Biomass beyond this is measured at fair value, and the measurement is categorized into Level 3 in the fair value hierarchy, as the input is unobservable input. Live fish over 4 kg are measured to full net value, while a proportionate expected net profit at harvest is incorporated for live fish between 1 kg and 4 kg. The valuation is completed for each Business Unit.

The valuation is based on an income approach and takes into consideration unobservable input based on biomass in sea for each sea water site, estimated growth rate on site level, mortality in the Business Unit, quality of the fish going forward, costs and market price. Special assessment is performed for sites with high/low performance due to disease or other special factors. The market prices are set for each business unit, and are derived from observable market prices (when available), achieved prices and development in contract prices.

In the autumn of 2014, The Financial Supervisory Authority of Norway (Finanstilsynet) initiated an evaluation of certain aspects of the financial reporting prepared by fish farming companies listed on the Oslo Stock Exchange. In response to this process, affected fish farming companies established a financial reporting industry group, as an arena for discussions and improvement work. The group has had several meetings during the autumn of 2015. The participating companies have identified certain areas of improvement, including certain updates to the fair value model per 31.12.2015. Further information will be given in the Annual Report.

Derivative financial instruments and other shares
Derivative financial instruments (including interest swaps, currency swaps and salmon derivatives) are valued at fair value on Level 2 of the fair value hierarchy, in which the fair value is calculated by comparing the terms agreed under each derivative contract to the market terms for a similar contract on the valuation date.

Conversion liability component of convertible bond
The conversion liability component is, subsequent to initial recognition, measured at fair value. The measurement is categorized into Level 2 in the fair value hierarchy, using a valuation technique based on observable data.

Note 3 ESTIMATES AND RISK EXPOSURE

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting principles and recognized amounts of assets, liabilities, income and expenses. The most significant estimates relate to the valuation of biological assets and intangible assets. Estimates and underlying assumptions are reviewed on an ongoing basis, and are based on the management’s best assessment at the time of reporting. All changes in estimates are reflected in the financial statements as they occur.

Marine Harvest is exposed to a number of operational and financial risk factors. The main operational risk factors are the development in the salmon price, biological risk linked to the salmon farming operations, the development in the salmon feed prices and feed utilization and regulatory risk. Financially, the main risk factors are linked to general fluctuations in interest rates and exchange rates, credit risk and liquidity risk.
All risk factors are described in the 2014 Annual Report.

© Marine Harvest Group	39

Q4|2015

Note 4 BUSINESS SEGMENTS

For management purposes, Marine Harvest is organized into three Business Areas, Feed, Farming and Sales and Marketing. Feed and Farming are separate reportable segments. Sales and Marketing is divided in two reportable segments, Markets and Consumer Products.

The performance of the segments is monitored to reach the overall objective of maximizing the Operational EBIT per kg. Consequently, reporting is focused towards measuring and illustrating the overall profitability of harvested volume based on source of origin (Operational EBIT/kg).

The same accounting principles as described for the Group financial statements have been applied for the segment reporting. Inter-segment transfers or transactions are entered into under normal commercial terms and conditions, and the measurement used in the segment reporting is the same as used for the actual transactions.

Unrealized internal margin from sale of fish feed from Feed to Farming is eliminated in the Group financial statements until the fish that consumed the feed is sold. In the segment reporting the internal profit is included in Operational EBIT for Business Area Feed, and the elimination is included in EBIT.

BUSINESS AREAS	Feed	Farming	Sales and Marketing		Other	Eliminations	TOTAL
NOK million			Markets	Consumer Products
Q4. 15
External revenue	24.7	223.8	4 487.0	3 308.8	15.9	0.0	8 060.2
Internal revenue	921.6	4 469.5	1 140.9	99.5	124.8	-6 756.2	0.0
Operational revenue	946.3	4 693.3	5 627.9	3 408.3	140.6	-6 756.2	8 060.2
Change in unrealized sales salmon derivatives	0.0	-35.7	-6.5	0.0	-45.0	35.7	-51.5
Revenue in profit and loss	946.3	4 657.6	5 621.4	3 408.3	95.6	-6 720.5	8 008.7
Operational EBITDA	96.0	729.1	148.1	143.2	45.9	0.0	1 162.3
Operational EBIT	73.8	497.2	139.3	88.7	37.8	0.0	836.9
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	-12.5	-12.5
Change in unrealized salmon derivatives	0.0	-35.7	-6.5	35.7	-51.1	0.0	-57.6
Fair value adjustment on biological assets	0.0	2 180.9	0.0	0.0	-109.8	0.0	2 071.1
Fair value uplift on harvested fish	0.0	-1 045.9	0.0	0.0	-3.4	0.0	-1 049.3
Onerous contract provisions	0.0	-75.7	0.0	0.0	0.0	0.0	-75.7
Restructuring cost	0.0	0.0	0.0	-0.1	0.0	0.0	-0.1
Non-operational legal issues	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income from associated companies	0.0	98.6	0.0	0.0	0.0	0.0	98.6
Impairment losses	0.0	-9.8	0.0	-14.0	-9.5	0.0	-33.3
EBIT	73.8	1 609.7	132.8	110.4	-136.0	-12.5	1 778.2

Q4. 14
External revenue	-8.9	205.3	3 892.4	2 761.4	12.4	0.0	6 862.6
Internal revenue	660.9	3 823.7	885.6	101.3	93.5	-5 565.0	0.0
Operational revenue	652.0	4 029.0	4 778.1	2 862.7	105.9	-5 565.0	6 862.6
Change in unrealized sales salmon derivatives	0.0	0.0	0.0	0.0	18.5	0.0	18.5
Revenue in profit and loss	652.0	4 029.0	4 778.1	2 862.7	124.4	-5 565.0	6 881.1
Operational EBITDA	80.5	884.4	160.6	167.5	6.8	0.0	1 299.8
Operational EBIT	61.0	697.2	154.5	117.5	1.4	0.0	1 031.5
Unrealized profit adjustment	0.0	0.0	0.0	0.0	0.0	-55.6	-55.6
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	36.3	0.0	36.3
Fair value adjustment on biological assets	0.0	1 790.5	0.0	0.0	0.8	0.0	1 791.3
Fair value uplift on harvested fish	0.0	-1 278.5	0.0	0.0	0.0	0.0	-1 278.5
Onerous contract provisions	0.0	-126.2	0.0	0.0	0.0	0.0	-126.2
Restructuring cost	0.0	-1.9	-0.8	-0.4	0.0	0.0	-3.2
Non-operational legal issues	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income from associated companies	0.0	55.3	0.0	0.0	0.0	0.0	55.3
Impairment losses	0.0	-7.1	-1.4	-16.8	0.0	0.0	-25.3
EBIT	61.0	1 129.3	152.2	100.3	38.5	-55.6	1 425.7

© Marine Harvest Group	40

Q4|2015

BUSINESS AREAS	Feed	Farming	Sales and Marketing		Other	Eliminations	TOTAL
NOK million			Markets	Consumer Products
2015
External revenue	28.0	790.9	16 973.6	10 108.1	58.0	0.0	27 958.7
Internal revenue	2 839.8	16 327.8	3 401.3	320.6	357.8	-23 247.3	0.0
Operational revenue	2 867.8	17 118.7	20 374.9	10 428.8	415.8	-23 247.3	27 958.7
Change in unrealized sales salmon derivatives	0.0	-91.6	-6.5	0.0	-71.5	91.6	-78.0
Revenue in profit and loss	2 867.8	17 027.1	20 368.4	10 428.8	344.3	-23 155.7	27 880.7
Operational EBITDA	272.9	3 038.0	617.5	384.2	45.9	0.0	4 358.6
Operational EBIT	192.3	2 136.0	587.0	176.0	15.2	0.0	3 106.6
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	-19.4	-19.4
Change in unrealized salmon derivatives	0.0	-91.6	-6.5	91.6	-105.8	0.0	-112.3
Fair value adjustment on biological assets	0.0	4 303.2	0.0	0.0	-114.0	0.0	4 189.2
Fair value uplift on harvested fish	0.0	-4 094.9	0.0	0.0	-4.0	0.0	-4 098.9
Onerous contract provisions	0.0	-6.6	0.0	0.0	0.0	0.0	-6.6
Restructuring cost	0.0	-83.5	0.0	-42.2	-10.5	0.0	-136.3
Non-operational legal issues	0.0	21.7	0.0	0.0	0.0	0.0	21.7
Income from associated companies	0.0	211.0	0.0	-1.3	0.0	0.0	209.7
Impairment losses	0.0	-39.6	0.0	-11.8	-9.5	0.0	-60.9
EBIT	192.3	2 355.8	580.5	212.2	-228.5	-19.4	3 092.8

2014
External revenue	4.4	659.9	15 878.6	8 887.8	65.0	0.0	25 495.8
Internal revenue	1 210.7	15 588.7	2 978.9	347.2	229.4	-20 354.9	0.0
Operational revenue	1 215.1	16 248.6	18 857.5	9 235.1	294.4	-20 354.9	25 495.8
Change in unrealized sales salmon derivatives	0.0	0.0	0.0	0.0	35.5	0.0	35.5
Revenue in profit and loss	1 215.1	16 248.6	18 857.5	9 235.1	329.9	-20 354.9	25 531.3
Operational EBITDA	84.2	4 358.9	542.2	299.7	-64.3	0.0	5 220.8
Operational EBIT	47.1	3 651.2	518.4	118.7	-81.4	0.0	4 254.0
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	-92.2	-92.2
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	54.4	0.0	54.4
Fair value adjustment on biological assets	0.0	5 004.5	0.0	0.0	3.2	0.0	5 007.7
Fair value uplift on harvested fish	0.0	-5 518.5	0.0	0.0	0.0	0.0	-5 518.5
Onerous contract provisions	0.0	23.7	0.0	0.0	0.0	0.0	23.7
Restructuring cost	0.0	-1.9	-8.5	-42.5	0.0	0.0	-52.9
Non-operational legal issues	0.0	0.0	0.0	0.0	-168.2	0.0	-168.2
Income from associated companies	0.0	149.5	0.0	0.0	0.0	0.0	149.5
Impairment losses	0.0	-7.1	-1.4	-15.6	0.0	0.0	-24.1
EBIT	47.1	3 301.5	508.5	60.6	-192.0	-92.2	3 633.4

© Marine Harvest Group	41

Q4|2015

Note 5 BIOLOGICAL ASSETS

NOK million	Norway	Scotland	Canada	Chile	Other	TOTAL

Fair value adjustment on harvested fish in the statement of comprehensive income
Q4. 15	-829.8	-84.9	-57.5	-29.6	-47.5	-1 049.3
Q4. 14	-917.9	-123.6	-68.0	-85.6	-83.4	-1 278.5
YTD Q4. 15	-3 154.9	-391.9	-232.1	-140.5	-179.6	-4 098.9
YTD Q4. 14	-3 670.4	-719.2	-376.6	-482.0	-270.2	-5 518.5
Fair value adjustment on biological assets in the statement of comprehensive income
Q4. 15	1 858.4	147.6	125.4	-6.5	-53.7	2 071.1
Q4. 14	1 725.4	167.0	32.4	-147.6	14.0	1 791.3
YTD Q4. 15	3 362.3	371.8	328.1	8.2	118.8	4 189.2
YTD Q4. 14	3 869.0	465.4	235.0	257.8	180.5	5 007.7
Volumes of biomass in sea (1 000 tonnes)
31.12.15						275.4
30.09.15						276.7
31.12.14						284.2

Fair value adjustment on biological assets in the statement of financial position
31.12.15
Fair value adjustment on biological assets	2 269.2	171.4	182.7	-282.6	2.7	2 343.3
Biomass at cost*						8 596.3
Total biological assets						10 939.6
30.09.15
Fair value adjustment on biological assets	1 240.6	102.5	114.4	-236.8	103.0	1 323.7
Biomass at cost*						8 503.8
Total biological assets						9 827.5
31.12.14
Fair value adjustment on biological assets	2 061.7	169.9	86.1	-115.7	56.4	2 258.4
Biomass at cost*						7 755.6
Total biological assets						10 014.0

Reconciliation of changes in carrying amount of biological assets
Carrying amount 01.10.15						9 827.5
Cost to stock						3 400.1
Change in fair value						2 071.1
Fair value adjustment on harvested biomass						-1 049.3
Mortality for fish in sea						-122.1
Cost of harvested fish						-3 228.8
Currency translation differences						41.0
Total carrying amount of biological assets as of 31.12.15						10 939.6

Price sensitivities effect on fair value - (salmon only)
The sensitivities are calculated based on a NOK 1 change of the salmon price in all markets (fish between 1-4 kg is measured proportionately based on their level of completion).
	127.8	17.8	25.4	21.4	8.3	200.7
* Includes costs related to seawater, freshwater and broodstock

© Marine Harvest Group	42

Q4|2015

Note 6 EXCEPTIONAL ITEMS

NOK million	Q1.15	Q2.15	Q3.15	Q4.15	2015
Sea lice mitigation MH Norway	99.4	104.0	136.1	192.2	531.7
Exceptional mortality MH Norway	13.5	30.7	30.5	39.3	114.0
Exceptional mortality MH Scotland	4.3	3.3	18.8	47.1	73.6
Exceptional mortality MH Canada	0.0	3.2	11.0	4.8	19.0
Exceptional mortality MH Chile excluding losses due to the volcano eruption	50.8	15.2	0.0	12.2	78.2
Net insurance coverage MH Chile included in operational EBIT due to the volcano eruption	0.0	-41.6	0.0	0.0	-41.6
Exceptional mortality Ireland	0.0	0.0	21.5	15.3	36.8
Exceptional items in operational EBIT	168.1	114.8	217.9	310.9	811.6

Note 7 FINANCIAL ITEMS

NOK million	Notes	Q4. 15	Q4. 14	2015	2014
Net interest expenses		-104.6	-145.5	-416.5	-544.6
Currency effect on interest-bearing debt		-7.6	-448.6	78.3	-252.3
Currency effect on bank, trade receivables and trade payables		75.6	201.4	63.9	135.3
Gain/loss on short-term transaction hedges		17.8	-122.8	-9.7	-233.1
Realized gain/loss on long-term transaction hedges		-42.4	-22.8	-94.8	-38.3
Net currency effects		43.5	-392.8	37.7	-388.4
Interest income		4.3	10.2	10.8	30.3
Gain/loss on salmon derivatives non-operational		0.5	0.8	1.9	2.3
Change in fair value financial instruments		45.7	-148.4	-4.9	-108.9
Change in fair value conversion liability component of convertible bonds	9	-404.4	-414.0	-587.3	-1 171.3
Change in fair value other shares		-2.6	32.3	101.0	33.8
Dividends and gain/loss on sale of other shares		0.3	9.8	22.0	9.0
Net other financial items		-0.2	-4.6	-17.3	-8.8
Other financial items		-356.4	-513.9	-473.8	-1 213.7
Total financial items		-417.6	-1 052.2	-852.6	-2 146.7

Note 8 EARNINGS PER SHARE

Basic Earnings per share (EPS) is calculated on the weighted average number of shares outstanding during the period.

Convertible bonds that are “in the money” are considered to have a dilutive effect if EPS is reduced when assuming a full conversion into shares at the beginning of the period and reversing all its effects on earnings for the period. On the other hand, if the effect of the above increases EPS, the bond is considered anti-dilutive, and is then not included in diluted EPS. The adjustments to earnings are interest expenses, currency gains/losses and changes in fair value of conversion liability component, adjusted for estimated taxes.

Average diluted number of shares is affected by the share price bonus call options to senior executives.

The conversion liability component on the 2014 convertible bond was "in the money" at the end of the reporting period, but the effect on EPS was anti-dilutive, and the convertible bond is therefore not included in diluted EPS. The conversion liability component on the 2015 convertible bond was not "in the money" at the end of the reporting period, and a dilution effect has not been calculated.

© Marine Harvest Group	43

Q4|2015

Note 9 CONVERTIBLE BONDS

NOK million
	Statement of financial position				Statement of comprehensive income
	Non-current interest-bearing debt	Conversion liability components			Interest expenses	Net currency effects	Other financial items
		2013-bond	2014-bond	2015-bond
Initial recognition
EUR 350 mill 2013-bond	2 267.1	378.0
EUR 375 mill 2014-bond	2 554.2		486.3
EUR 340 mill 2015-bond	2 657.0			483.8
Subsequent measurement
Recognized 2013 and 2014
Interest and currency effects	833.4				-328.4	-637.7
Change in fair value of conversion liability components		822.2	532.0				-1 354.2
Net recognized 2013 and 2014					-328.4	-637.7	-1 354.2
Recognized 2015
Q1, Q2 and Q3
Coupon interest					-37.9
Amortized interest	98.5				-98.5
Currency effects	60.1					-60.1
Change in fair value of conversion liability components		79.0	104.0				-183.0
Converted to shares	-2 688.2	-1 273.7
Redeemed bond	-15.9	-5.5
Q4. 15
Coupon interest					-8.3
Amortized interest	44.1				-44.1
Currency effects	84.6					-84.6
Change in fair value of conversion liability components			279.9	124.5			-404.4
Net recognized end of period	5 894.9	0.0	1 402.2	608.3	-188.8	-144.7	-587.4

The EUR 350 million convertible bonds, due in 2018, were converted to shares/redeemed during 2015.

Marine Harvest ASA issued a EUR 340 million convertible bond on November 5, 2015, with a coupon interest of 0.125% p.a. payable semi-annually in arrear and a conversion premium of 35% over the reference share price. The bond matures in 2020 at the nominal value of EUR 340 million or can be converted into shares at the holder's option.

The value of the debt liability component and conversion liability component were determined at issuance of the bond. The fair value of the debt liability component was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount was the fair value of the conversion liability component at initial recognition.

The carrying amount of the debt liability component of the convertible bond is classified as non-current interest-bearing debt, and the conversion liability component is classified as other non-current interest-free liabilities in the statement of financial position.

Note 10 SHARE CAPITAL

	No of shares	NOK million	Share capital	Other paid in capital
Share Capital
Issued at the beginning of 2015	410 377 759		3 077.8	9 267.9
New shares issued	39 707 893		297.8	3 344.8
Repayment of paid in capital				-2 292.6
Issued at the end of period	450 085 652		3 375.6	10 320.1

Treasury Shares				Cost
Treasury shares at the beginning of 2015	40 970			2.8
Treasury shares sold in the period	(40 970)			(2.8)
Treasury shares end of period	0			0

© Marine Harvest Group	44

Q4|2015

Note 11 SHAREHOLDERS

Major shareholders as of 31.12.2015 :

Name of shareholder	No. of shares	%
Geveran Trading Co Ltd	108 589 531	24.13%
Folketrygdfondet	39 054 430	8.68%
Clearstream Banking S.A.	21 033 806	4.67%
Citibank N.A.	9 875 548	2.19%
State Street Bank and Trust Co.	9 183 489	2.04%
State Street Bank & Trust Co.	8 580 678	1.91%
State Street Bank and Trust Co.	8 047 633	1.79%
J.P. Morgan Chase Bank, NA, London	6 908 974	1.54%
Jupiter European Fund	6 894 000	1.53%
J.P. Morgan Luxembourg S.A.	5 823 300	1.29%
Geveran Trading Co Ltd	5 444 072	1.21%
J.P. Morgan Chase Bank, NA	4 444 716	0.99%
Euroclear Bank S.A./N.V. ('BA')	4 288 389	0.95%
Statoil Pensjon	3 523 353	0.78%
Verdipapirfondet DNB Norge (IV)	3 458 834	0.77%
State Street Bank and Trust Co.	3 445 746	0.77%
Ferd AS	3 350 000	0.74%
State Street Bank and Trust Co.	3 210 461	0.71%
Framar AS	3 100 000	0.69%
J.P. Morgan Chase Bank, NA, London	3 053 369	0.68%
Total 20 largest shareholders	261 310 329	58.06%
Total other	188 775 323	41.94%
Total number of shares 31.12.2015	450 085 652	100%

Note 12 SHARE PRICE DEVELOPMENT

Share price development at Oslo Stock Exchange (ticker MHG)

© Marine Harvest Group	45